FEDERAL DEPOSIT INSURANCE CORPORATION

WASHINGTON, D.C.

In the Matter of WATERSTONE BANK, SSB WAUWATOSA, WISCONSIN (Wisconsin Chartered Insured Nonmember Bank)	ORDER TERMINATING CONSENT ORDER FDIC-09-509b

IT IS HEREBY ORDERED, that the CONSENT ORDER issued against WaterStone Bank, SSB, Wauwatosa, Wisconsin ("Bank") pursuant to section 8(b) of the Federal Deposit Insurance Act, 12 U.S.C. § 1818(b) and section 220.04(9) of the Wisconsin Statutes, Wis. Stat. § 220.04(9) on December 18, 2009, be and hereby is terminated.

Pursuant to delegated authority.

Dated this 11th day of December, 2012.

M. Anthony Lowe

M. Anthony Lowe
Regional Director
Chicago Regional Office
Federal Deposit Insurance
Corporation